Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                                16 May 2006


                              WPP GROUP PLC ("WPP")

                     GroupM acquires stake in HYLZ in China

WPP announces that its wholly-owned operating company GroupM, the leading media investment management network, has acquired, subject to regulatory approval, 49% of the issued share capital of Beijing Hua Yang Lian Zhong Advertising Company ("HYLZ"), a leading media investment management agency specialising in on-line and interactive media in the People's Republic of China.

Founded in 1994 and based in Beijing, with a branch in Shanghai, HYLZ employs 99 people. HYLZ had audited revenues of CNY 20.75 million (US$2.6 million) for the year ended 31 December 2005, with net assets as at the same date of CNY 15.5m (US$ 1.94m). Clients include China Mobile, MOTO, BMW, AMD and Ebay and the agency is a leading customer of Google, Yahoo and Baidu.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors. Greater China is one of the fastest-growing markets for WPP, with over $400 million of revenue - almost one-third of the company's total Asia Pacific business. WPP earns the highest amount of revenues from this region amongst its competitors. Consequently, the Group, which employs 6,000 professionals in Greater China, has a very strong leadership position in the region - as it does in Asia overall - across all marketing disciplines.

Contact:
Feona McEwan, WPP       44-20 7408 2204
www.wpp.com